Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	9-months ended Sep. 30, 2011	12-months ended Sep. 30, 2011	Year Ended Dec. 31,
(millions)			2010	2009	2008	2007	2006
Income from continuing operations, before income tax	$310.6	$388.5	$386.6	$303.7	$261.9	$278.4	$264.7
Interest expense	106.7	142.7	143.9	141.2	135.8	131.4	124.9

Earnings before taxes and without fixed charges	$417.3	$531.2	$530.5	$444.9	$397.7	$409.8	$389.6

Interest expense	$106.7	$142.7	$143.9	$141.2	$135.8	$131.4	$124.9

Total fixed charges	$106.7	$142.7	$143.9	$141.2	$135.8	$131.4	$124.9

Ratio of earnings to fixed charges	3.91x	3.72x	3.69x	3.15x	2.93x	3.12x	3.12x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.